

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Room 3233

September 2, 2016

Via E-mail
Paul E. Smithers
Chief Executive Officer
Innovative Industrial Properties, Inc.
17190 Bernardo Center Drive
San Diego, California 92128

> **Re: Innovative Industrial Properties, Inc.**
> **Draft Registration Statement on Form S-11**
> **Submitted August 5, 2016**
> **CIK No. 377-01363**

Dear Mr. Smithers:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

3.   We note your disclosure in the plan of distribution section where you state, "[u]nless sooner withdrawn or canceled by either of us or the Placement Agent, the offering will continue until the earlier of (i) a date mutually acceptable to us and the Placement Agent after which the minimum offering is sold or (ii) ___, 2016 (the "Offering Termination Date")." Please revise the registration statement cover page to indicate by check mark that the securities are to be offered on a delayed or continuous basis pursuant to Rule 415 and include the undertakings required by Item 512 of Regulation S-K or tell us why you do not believe this is applicable to your offering.

4.   We note your statements on page 1 that your "Executive Chairman, Alan Gold, is a 30-year veteran of the real estate industry, including co-founding two New York Stock Exchange listed REITs: BioMed Realty Trust, Inc…. and Alexandria Real Estate Equities, Inc." We also note that you do not appear to have identified uses for the proceeds of this offering. Please revise your disclosure to identify this offering as a blind pool and include the disclosure required by Industry Guide 5, as applicable. Please also refer to CF Disclosure Guidance: Topic No. 6 for guidance.

5.   Please revise to include a dilution table. Please refer to Item 506 of Regulation S-K.

6.   We note your disclosure on the cover page and in the summary that you plan to apply to list your shares on the New York Stock Exchange. We also note that this is a best efforts, minimum offering and that the company has no assets other than cash of $508 and no operations. Please remove this disclosure from the cover page and summary.

Summary, page 1

7.   We note your disclosure that your "leases with tenants will be triple-net lease arrangements…" Please revise your disclosure, where applicable, to describe how you would monitor for tenant credit quality.

Our Acquisition Targets, page 53

8.   With respect to the properties you have identified for acquisition, to the extent there have been material changes to the current status of any negotiations to purchase such properties, please revise your disclosure to so state.

9.   With respect to the properties for which you have entered into a non-binding letter of intent with the seller, which represents approximately $36 million of your acquisition pipeline, please clarify the basis for the total potential investment figures presented, which you disclosed as being "based on the proposed purchase prices in our non-binding letters of intent." For example, state if these amounts are based on preliminary discussions with the sellers, listed sale prices and/or the company's internal assessment of value.

10.   We note your disclosure that you have not entered into binding commitments to purchase any property, and the pricing and terms of such transactions are subject to negotiation and ongoing due diligence. As such, you do not believe any of your acquisition opportunities are probable as of the date of this prospectus. Please clarify whether the major terms for the potential acquisitions have been agreed to in principle and how you considered FRR 506.02(c). Within your response, please provide to us management's analysis of the probability of closing these acquisitions and management's historical rate of closing such acquisitions.

Principal Stockholders, page 76

11.   We note your disclosure on page 76 in the "Principal Stockholders" section where you disclosure that "the shares of our Class B common stock issued and outstanding immediately prior to the consummation of the offering will automatically convert upon the consummation of the offering into that number of shares of Class A common stock equal to 15.0% of the shares of our Class A common issued and outstanding immediately following the offering." Please include this information in your dilution disclosure under Item 506 of Regulation S-K.

Our Management, page 60

12.   For Gregory J. Fahey, please revise to describe the business experience during the past five years, including his primary principal occupations and employment between 2014 through 2016.

Supplemental Sales Material, page 123

13.   Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing, including that intended for broker-dealer use only. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is not contained in or derived from the prospectus. For guidance, refer to Item 19.D of Industry Guide 5.

Financial Statements

Contingent Organization, Offering and Transaction Costs, page F-4

14.   We note that IGP Advisers, LLC is funding the organization, offering and transaction costs and that the Company has not recorded any of such costs because such costs are not the Company's liability unless and until the successful completion of the Company's initial public offering has occurred. Please disclose the amount of the referenced costs incurred by IGP Advisers, LLC.

Exhibits

15.   If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for our review.

        You may contact Jorge Bonilla, Staff Accountant, at (202) 551-3414 or Jennifer Monick, Special Assistant Chief Accountant at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Senior Attorney, at (202) 551-3673 or me at (202) 551-3233 with any other questions.

                                        Sincerely,

                                        /s/ Tom Kluck

                                        Tom Kluck
                                        Legal Branch Chief, Office of Real
                                        Estate and Commodities

Cc: Martin Traber, Esq.
        Foley & Lardner LLP